Exhibit 12
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
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

                                                                                                                          Six Months
                                                                                                                            Ended
(in thousands)                                                                   Year Ended September 30,                  March 31,
                                                                 ------------------------------------------------------ ------------
                                                                    2000        2001      2002       2003      2004           2005
                                                                 ------------------------------------------------------ ------------
Fixed Charges Computation
     Interest expensed and capitalized                             $ 3,603    $   145   $   417    $12,060   $ 13,857      $ 28,180
     Amortized premiums, discounts, and capitalized
       expenses related to indebtedness                              3,034         79       136      3,857      6,031         6,741
     Reasonable approximation of interest within rental expense         26         20        72      1,139      1,462         1,099
                                                                 ------------------------------------------------------ ------------
Total Fixed Charges                                                  6,663        244       625     17,056     21,350        36,020

Preferred equity dividends                                             378        113         -          -          -             -
                                                                 ------------------------------------------------------ ------------
Total Fixed Charges and Preferred Equity Dividends                 $ 7,041    $   357   $   625    $17,056   $ 21,350      $ 36,020
                                                                 ====================================================== ============


Earnings Computation
Pre-tax income from continuing operations before adjustment
  for minority interests in consolidated subsidiaries or
  income or loss from equity investees                             $ 8,642    $14,468   $40,236    $60,081   $105,107      $ 36,501
Plus
     Fixed charges                                                   7,041        357       625     17,056     21,350        36,020
Minus
     Interest capitalized                                                -          -         -        230        435           240
                                                                 ------------------------------------------------------ ------------
Total Earnings                                                     $15,683    $14,825   $40,861    $76,907   $126,022      $ 72,281
                                                                 ====================================================== ============

Ratio of Earnings to Combined Fixed Charges and
  Preferred Stock Dividends                                           2.23      41.53     65.38       4.51       5.90          2.01
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